

Mail Stop 4631

November 15, 2016

Via E-mail
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

  Re: Global Cosmetics, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed November 4, 2016
    File No. 333-211050

Dear Mr. Ridding:

  We have reviewed your registration statement and have the following comments.

<u>Because we have two persons as our officers and directors…., page 11</u>

1. Please explain your reference to a "sole officer and director." Please revise as necessary.

<u>Financial Statements, page 31</u>

2. Please note the updating requirements in Rule 8-08 of Regulation S-X as applicable.

  You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

          Sincerely,

          /s/ Craig E. Slivka, for

          Pamela A. Long
          Assistant Director
          Office of Manufacturing and
          Construction

cc: Steven J. Davis, Esq.